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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
                       SECTION 14(D)(4) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         ------------------------------

                            VARITRONIC SYSTEMS, INC.
                           (Name of Subject Company)

                            VARITRONIC SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  922247-10-1
                     (CUSIP Number of Class of Securities)

                         Mr. Scott F. Drill, President
                            Varitronic Systems, Inc.
                             300 Interchange North
                             300 Highway 169 South
                          Minneapolis, Minnesota 55426

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                         ------------------------------

                                WITH A COPY TO:

                               James C. Diracles
           Best & Flanagan Professional Limited Liability Partnership
                             4000 First Bank Place
                            601 Second Avenue South
                           Minneapolis, MN 55402-4331

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The title of the class of equity securities to which this Statement relates is Common Stock, $.01 par value ("Shares"), of Varitronic Systems, Inc., a Minnesota corporation (the "Company"). The address of the principal executive offices of the Company is 300 Interchange North, 300 Highway 169 South, Minneapolis, Minnesota 55426.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer (the "Brady Offer") of VSI Acquisition, Inc., a Minnesota corporation (the "Offeror"), and a wholly-owned subsidiary of Brady USA, Inc., a Wisconsin corporation ("BUSA"), which is a wholly owned subsidiary of W. H. Brady Co., a Wisconsin corporation ("Brady"), disclosed in a Tender Offer Statement on Schedule 14D-1 and filed with the Securities and Exchange Commission (the "Commission") on February 29, 1996 (the "Schedule 14D-1"), to purchase Shares for cash at $17.50 net per share (the "Offer Price"). The Schedule 14D-1 states that the principal executive offices of the Offeror are located at 6555 West Good Hope Road, Milwaukee, WI 53223.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     Purpose of the Brady Offer and the Merger.

     (b) Pursuant to the Brady Offer, the Offeror, BUSA, Brady and the Company entered into a Plan of Agreement of Merger (the "Merger Agreement") providing for the Brady Offer followed by a Merger between the Company and Offeror (the "Merger"). The purpose of the Offer, the Merger, and the Merger Agreement is to enable Brady to acquire control of, and the entire equity interest in, the Company. Upon consummation of the Merger, the Company will become an indirect wholly-owned subsidiary of Brady. The Brady Offer is being made pursuant to the Merger Agreement.

     Under the Company's Articles of Incorporation, the approval of the Board of Directors of the Company and the affirmative vote of the holders of two-thirds of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company's Articles of Incorporation and the Merger Agreement require the affirmative vote of the holders of two-thirds of the outstanding Shares to approve the Merger and the Merger Agreement. The Board of Directors of the Company, including a special committee of disinterested directors, has approved the Brady Offer, the Merger and the Merger Agreement, and, unless the Merger is consummated pursuant to the short form merger provisions under the Minnesota Corporations Act ("MCA") described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement by the affirmative vote of the holders of at least two-thirds of the Shares. If the Minimum Condition (as defined in Brady's Offer to Purchase) is satisfied, including as a result of the exercise of the stock option held by Brady for up to 19.9% of the Company's outstanding common stock, as described below, the Offeror will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholder.

     In the Merger Agreement, the Company has agreed to take all action necessary to convene a meeting of its shareholders as promptly as practicable after the consummation of the Brady Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required by the MCA. Brady has agreed that all Shares owned by Brady or the Offeror will be voted in favor of the Merger Agreement.

     The Merger Agreement.

     The following summary of certain provisions of the Merger Agreement, a copy of which is attached as Exhibit (c)1 to this Schedule 14D-9, is qualified in its entirety by reference to the text of the Merger Agreement.

     The Brady Offer. The Offeror commenced the Brady Offer in accordance with the terms of the Merger Agreement. Pursuant to the terms and conditions of the Merger Agreement, Brady, BUSA, the Offeror and the Company are required to use all reasonable efforts to take all action as may be necessary or appropriate in order to effectuate the offer and the Merger as promptly as possible and to carry out the transactions provided for or contemplated by the Merger Agreement.

     Company Actions. Pursuant to the Merger Agreement, the Company has agreed that, subject to the fiduciary duties of the Board of Directors of the Company under applicable law as determined by the Board of Directors of the Company in good faith after consultation with the Company's outside counsel, it will file with the Commission and mail to its shareholders this Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendations of the Board of Directors that the Company's shareholders accept the Brady Offer and approve the Merger and Merger Agreement.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the MCA, the Offeror shall be merged with and into the Company at the Effective Time, as defined in the Merger Agreement. Following the Merger, the separate corporate existence of the Offeror shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Offeror in accordance with the MCA and the Merger Agreement. The Articles of Incorporation of the Company shall become the Articles of Incorporation of the Surviving Corporation and at least a majority of the directors of the Surviving Corporation shall be nominees of Brady, and the officers of the Company shall be the officers of the Surviving Corporation, in each case, until their successors are chosen.

     Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior thereto shall be canceled and extinguished and each Share (other than Shares owned by the Company, Brady, or any subsidiary of either, including the Offeror, and any Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of the Shares, be converted into and represent the right to receive an amount equal to the Offer Price. Each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of Shares, be converted into and shall thereafter evidence one validly issued and outstanding share of common stock of the Surviving Corporation.

     Dissenting Shares. Shares which are held by holders who have properly exercised appraisal rights with respect thereto in accordance with Sections 302A.471 and 302A.473 of the MCA will not be exchangeable for the right to receive an amount equal to the Offer Price in cash, and instead holders of such Shares will be entitled to receive payment of the appraised value of such stock, unless such holders fail to perfect or withdraw or lose their right to appraisal and payment under the MCA.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to the Offeror, including, but not limited to, representations and warranties relating to: the Company's organization, qualification and capitalization; its authority to enter into the Merger Agreement and carry out related transactions; filings made by the Company with the Commission under the Securities Act of 1933, as amended or the Exchange Act (including financial statements included in the documents filed by the Company under these Acts); required consents and approvals; compliance with applicable laws; the Company's intellectual property; and the absence of certain changes or events.

     The Offeror, BUSA and Brady have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating the Offeror's, BUSA'S, and Brady's organization and qualification, authority to enter into the Merger Agreement, required consents and approvals, and the availability of sufficient funds to consummate the Brady Offer and the Merger.

     Covenants Relating to the Conduct of Business. The Company has agreed that it will, and will cause its subsidiaries to, carry on their respective businesses in, and not enter into any material transaction other than in accordance with, the usual and ordinary course of business. The Company has agreed that, except as contemplated by the Merger Agreement or as disclosed by the Company to Brady prior to the execution of the

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Merger Agreement, it shall not, and shall not permit any of its subsidiaries to, without the prior consent of Brady:

          (a) issue, sell, pledge or encumber, or authorize or propose the issuance, sale, pledge or encumbrance of (i) any shares of capital stock of any class (including the shares of Common Stock), or securities convertible into any such shares, or any rights, warrants or options to acquire any such shares or other convertible securities, or grant or accelerate any right to convert or exchange any securities of the Company or any of its subsidiaries for such shares, other than shares of Common Stock issuable, upon exercise or currently outstanding options, or (ii) any other securities in respect of, in lieu of or in substitution for shares of Common Stock outstanding on the date of the Merger Agreement;

          (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the shares of Common Stock);

          (c) split, combine or reclassify any shares of its capital stock or declare or pay any dividend or distribution on any shares of capital stock of the Company;

          (d) except pursuant to agreements or arrangements in effect on the date of the Merger Agreement which have been disclosed to the Offeror, authorize capital expenditures in excess of $500,000 in the aggregate, make any acquisition or disposition of a material amount of assets (other than inventory) or securities, enter into or amend or terminate any contract, material to the business of the Company and its subsidiaries taken as a whole, or release or relinquish any contact rights or claims, material to the business of the Company and its subsidiaries taken as a whole;

          (e) pledge or encumber any material assets of the Company except in the ordinary course of business;

          (f) incur any long-term debt for borrowed money or short-term debt for borrowed money in an aggregate amount in excess of $100,000 except for debt incurred in the ordinary course of business (including, without limitation, to fund working capital needs);

          (g) propose or adopt any amendments to the Articles of Incorporation or By-Laws of the Company;

          (h) adopt a plan of complete or partial liquidation or resolutions providing for the complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries;

          (i) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except wholly owned subsidiaries of the Company in the ordinary course of business and consistent with past practice;

          (j) make any loans, advances or capital contributions to, or investments in, any other person (other than loans or advances to subsidiaries and customer loans or advances to employees in accordance with past practices);

          (k) except as required by applicable laws, adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, severance, termination, employment or other employee benefit plan, agreement, trust, fund, policy or other arrangement for the benefit or welfare of any employee or director or former employee or director or, except as required by applicable laws, increase the compensation or fringe benefits of any employee or pay any employee or pay any benefit not required by any existing plan, arrangement or agreement;

          (l) make any tax election or settle or compromise any federal, state, local or foreign income tax liability, except in the ordinary course of business and consistent with past practice; or

          (m) agree in writing or otherwise to take any of the foregoing actions.

     No Solicitation. The Merger Agreement provides that neither the Company nor any of its subsidiaries, nor any of their respective directors, officers, employees, representatives, agents or affiliates will, directly or indirectly, encourage, solicit, initiate or, except as is required in the exercise of fiduciary duties of the Company's directors and officers to its shareholders, upon advice of counsel to the Company, participate in any discussions or negotiations with, or knowingly provide any information to, any corporation, partnership,

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person or other entity or group (other than Brady, BUSA, or the Offeror or any affiliate or agents) concerning any merger, sale of substantial assets or shares of capital stock or similar transactions involving the Company or any material subsidiary or division of the Company, provided, however, that nothing contained in the Merger Agreement will prohibit the Company or its Board of Directors from
(i) taking and disclosing to the Company's shareholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making such disclosure to the Company's shareholders which, in the judgment of the Board of Directors with the advice of counsel, may be required under applicable law or (iii) providing information to, or participating in discussions or negotiations with, any party that the Board of Directors believes in good faith would be capable of effecting an acquisition of the Company on terms that are superior, from a financial point of view, to the Brady Offer and the Merger. The Merger Agreement requires the Company promptly to communicate to Offeror if it is furnishing information to or engaging in negotiations with any third party with respect to the acquisition of the Company or any of its assets or subsidiaries.

     Options. Options to purchase Shares are outstanding under employee stock option plans of the Company (the "Company Stock Option Plans") and pursuant to the Merger Agreement, the Company has granted Brady the Option providing for the purchase of a number of newly issued Shares equal to 19.9% of the outstanding shares of the Company's common stock for $17.50 per share. (See below). As of the date of the Merger Agreement, options for a total of 193,500 Shares were outstanding under the Company's Stock Option Plans and pursuant to an agreement with an officer (collectively, the "Company Stock Options"). The Merger Agreement provides that at the Effective Time each outstanding Company Stock option shall be canceled for a payment equal to the difference between the exercise price of the option and $17.50 per Share.

     Indemnification. From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company in each case to the full extent permitted under the MCA.

     Employee Benefits. Under the Merger Agreement, the Offeror agreed to honor and to cause the Surviving Corporation to honor and perform its obligations under certain benefit plans, programs, policies and agreements and certain compensation agreements.

     The Merger Agreement provides that if any salaried or non-union hourly employee of the Company or any of its subsidiaries is or becomes a participant in any written employee benefit plan or program of the Offeror or any member of its controlled group within the meaning of the Section 414(b) or (c) of the Code, such employee shall be credited under such plan or program with all service prior to the Effective Time with the Company and its subsidiaries (and any predecessor employer) to the extent credit was given by the Company and its subsidiaries for purposes of eligibility and vesting under such plan or program.

     Brady, BUSA and the Offeror have acknowledged in the Merger Agreement that consummation of the Brady Offer will constitute a change of control of the Company (to the extent such concept is relevant) for purposes of certain employment, severance or benefit agreements and plans.

     Brady, BUSA and the Offeror have agreed in the Merger Agreement to the amendment of certain specified compensation and benefit plans and programs to permit the acceleration of payment thereunder on or after the later of the date of the acquisition of Shares pursuant to the Brady Offer or five business days after the participant's termination of employment for any reason (other than his or her retirement at or after age 65, death or disability); provided however, that such termination occurs within two years after such acquisition of Shares and that no payments shall be accelerated or made to the extent they could constitute non-deductible excess parachute payments within the meaning of
Section 28OG(l) and (2)(A) of the Code.

     Employee Stock Purchase Plan. The Employee Stock Purchase Plan (the "Plan") is a payroll deduction plan pursuant to which the deductions of all participating employees are accumulated for twelve-month periods, at the end of which the Company issues and sells Shares to the participants. The Company has advised Brady that the current twelve-month period began on October 1, 1995. The Merger Agreement provides that at the Effective Time the Plan will terminate and that each participant will receive an amount equal to the sum of (a) the balance of the participant's account under the Plan, plus (b)(i) the excess of

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$17.50 per Share over the purchase price per Share applicable to purchases under the Plan, multiplied by (ii) the number of Shares that could have been purchased from the balance of the participant's account under the Plan.

     Board Representation. The Merger Agreement provides that promptly upon the purchase of Shares pursuant to the Brady Offer, Brady shall be entitled to designate such number of members of the Board of Directors of the Company, rounded up to the next whole number, but in no event more than one less than the total number of directors, as will give Brady, subject to compliance with the provisions of Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of (i) the total number of directors on such Board and (ii) the percentage that the aggregate number of Shares owned by Brady bears to the total number of outstanding Shares. The Company has agreed, upon the request of Brady and upon the purchase of Shares pursuant to the Offer, to promptly increase the size of the Board of Directors of the Company and/or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Brady's designees to be elected to the Board of Directors and shall cause Brady's designees to be so elected. The Company has agreed to take, at its expense, all actions required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to effect any such election, including the mailing to its shareholders the information required to be disclosed pursuant thereto. Brady will supply to the Company in writing, and be solely responsible for, any information with respect to itself and its nominees, officers, directors and affiliates required by
Section 14(f) and Rule 14f-l.

     Following the election of designees of Brady as described above and prior to the Effective Time, any amendment to the Merger Agreement or the Articles of Incorporation or Bylaws of the Company, any termination of the Merger Agreement, or any action with respect to the various rights granted to the Company under the Merger Agreement shall require the concurrence of a majority of the Company's directors then in office who are not designees of Brady.

     Conditions Precedent. The respective obligations of each party to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) if required by applicable law, the Merger Agreement shall have been approved by the requisite vote of the holders of two-thirds of the outstanding Shares; (b) no governmental entity or United States court shall have enacted, issued, promulgated, enforced or entered any state, rule, regulation, executive order, decree or injunction which prohibits or has the effect of prohibiting the consummation of the Merger; (c) any waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated; and
(d) the Offeror shall have accepted and paid for Shares tendered pursuant to the Brady Offer, including satisfaction of the Minimum Condition.

     Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time notwithstanding approval thereof by the shareholders of the Company, but prior to the Effective Time: (a) by mutual written consent duly authorized by the Board of Directors of the Company (excluding any representative of the Offeror or an affiliate of the Offeror), the Offeror and Brady (b) by either the Offeror or the Company if the Effective Time shall not have occurred on or before December 31, 1996; (c) by either the Offeror or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling, or taken any other action restraining, enjoining, or otherwise prohibiting the Merger and such order, decree, ruling or other action has become final and non-appealable; (d) by the Offeror, if (i) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Section 15 of the Brady Offer to Purchase, the Offeror shall have (A) failed to commence the Brady Offer within twenty days following the date of the Merger Agreement, (B) terminated the Brady Offer or the Brady Offer shall have expired without the purchase of shares thereunder at any time after the latest date, if any, to which the Brady Offer shall have been extended pursuant to the Merger Agreement or (C) failed to pay for Shares pursuant to the Brady Offer by the fortieth business day following such commencement, unless such failure to commence, terminate or failure to pay for Shares shall have been caused by or resulted from the failure of the Offeror or an affiliate to perform in any respect its covenants and agreements contained in the Merger Agreement; or (ii) prior to the purchase of Shares pursuant to the Brady Offer, the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to the Offeror its approval or recommendation of the Brady Offer, the Merger

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Agreement or the Merger, or shall have recommended another Offer, or shall have resolved to do any of the foregoing; provided, however, that the Offeror shall have no right to terminate the Merger Agreement and abandon the Merger if the Company withdraws or modifies its recommendation of the Brady Offer, the Merger Agreement, or the Merger, by reason of taking and disclosing to the Company's shareholders a position contemplated by Rule 14e-2(a)(2) or (3) promulgated under the Exchange Act with respect to another proposal, and if within ten days of taking and disclosing to its shareholders the aforementioned position, the Company publicly reconfirms its recommendation of the Brady Offer, the Merger Agreement or the Merger and takes and discloses to the Company's shareholders a recommendation to reject such other proposal as contemplated by Rule 14e-2(a)(1) promulgated under the Exchange Act; or (e) by the Company, if (i) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Section 15 of the Brady Offer to Purchase or otherwise, the Offeror shall have (A) failed to commence the Brady Offer as provided in the Merger Agreement within twenty days following the date of the Merger Agreement,
(B) terminated the Brady Offer or the Brady Offer shall have expired without the purchase of Shares thereunder at any time after the latest date, if any, to which the Brady Offer shall have been extended in accordance with the terms of the Merger Agreement or (C) failed to pay for Shares pursuant to the Brady Offer by the fortieth business day following such announcement, unless such failure to commence, terminate or failure to pay for Shares shall have been caused by or resulted from the occurrence or existence of the condition described in paragraph (d) of Section 15 of the Brady Offer to Purchase, or (ii) prior to the purchase of Shares pursuant to the Brady Offer, (A) a corporation, partnership, person or other entity or group shall have made a bona fide proposal that the Board of Directors of the Company believes, in good faith, after consultation with its legal and financial advisors, it is more favorable to the Company and its shareholders than the Brady Offer and the Merger, (B) the Offeror does not make, within ten days of the Offeror receiving notice of such third party proposal containing all of the terms, provisions, and conditions thereof, an offer which the Board of Directors believes, in good faith after consultation with its legal and financial advisors, is at least as favorable to the Company's shareholders as such third party proposal.

     Fees and Expenses. The Company has agreed in the Merger Agreement to pay the Offeror the sum of (x) $1 Million and (y) all actual, documented out-of-pocket expenses relating to the Brady Offer and the Merger in an amount not to exceed $750,000 if the Merger Agreement or the transactions contemplated thereby are terminated or abandoned (unless at such time BUSA or the Offeror are in breach in any material respect of any of its material obligations or material representations and warranties thereunder) and prior to or contemporaneously with such termination or abandonment, (1) any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Brady or any of its subsidiaries or affiliates (collectively, "Person"), shall have acquired or beneficially owns (as defined in Rule 13d-3 promulgated under the Exchange Act) and failed to tender in the Brady Offer at least 33.34% of the then outstanding Shares.

     Stock Option. The Company has granted Brady an option to purchase a number of newly issued Shares equal to 19.9% of its outstanding shares of Common Stock at a price of $17.50 per share. The Option is intended to increase the likelihood that the Brady Offer and Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Option may have the effect of discouraging persons who might now, or prior to the Effective Time may, be interested in acquiring all or a significant interest in, or otherwise effecting a business combination with the Company or from considering or proposing such a transaction, even if such persons were prepared to offer to pay consideration which had a higher value than $17.50 per share. The Option may be exercised, in whole or in part, at any time. The Option will terminate upon the earlier of (i) the Effective Time or (ii) December 31, 1996. The Company may exercise the Option in order to meet the Minimum Condition. Notwithstanding the foregoing, the Option cannot be exercised if Brady is in material breach of any of its material representations or warranties or in material breach of its covenants or agreements pursuant to the Merger Agreement.

     Except as provided in the preceding paragraphs, the Merger Agreement provides that whether or not the Merger is consummated, each party thereto shall pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Brady Offer and the Merger.

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     Dividends and Distributions.

     The Merger Agreement provides that neither the Company nor any of its subsidiaries will, among other things, prior to the Effective Time (i) declare or pay any dividend (whether in cash, stock or property) or make any other distribution with respect to any shares of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase or otherwise acquire any shares of capital stock of the Company; or issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class of securities convertible into, or subscriptions, rights, warrants or options to acquire, or enter into other agreements or commitments of any character obligating it to issue any such shares or other convertible securities other than the issuance of Shares pursuant to the exercise of stock options outstanding on the date of the Merger Agreement.

     Certain Conditions to Offeror's Obligations.

     Notwithstanding any other term of the Brady Offer or of the Merger Agreement, the Offeror is not required to accept for payment or pay for, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, any Shares not theretofore accepted for payment or paid for and may terminate or amend the Brady Offer as to such Shares unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Brady Offer a number of Shares which, when added to the Shares beneficially owned by Brady and its affiliates, at least equal to the Minimum Condition and (ii) any waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Brady Offer has expired or been terminated. Furthermore, notwithstanding any other term of the Brady Offer or the Merger Agreement, the Offeror is not required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Brady Offer if at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exist or shall occur and remain in effect:

          (a) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange,
     (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (iv) any material limitation (whether or not mandatory) by any governmental authority on, or any other event which might materially and adversely affect the extension of credit by lending institutions, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

          (b) there shall have been any statute, rule or regulation enacted, promulgated, entered or enforced or deemed applicable, or any decree, order or injunction entered or enforced by any government or governmental authority in the United States or by any court in the United States that
     (i) restrains or prohibits the making or consummation of the Brady Offer or the consummation of the Merger, (ii) prohibits or restricts the ownership or operation by the Offeror (or any of its affiliates or subsidiaries) of any portion of its or the Company's business or assets which is material to the business of all such entities taken as a whole or (iii) imposes material limitations on the ability of the Offeror effectively to acquire or to hold or to exercise full rights of ownership of the shares of Common Stock, including, without limitation, the right to vote the shares of Common Stock purchased by the Offeror on all matters properly presented to the shareholders of the Company; provided, however, that the Offeror and Brady shall have used their best efforts to have any such decree, order or injunction vacated or reversed, including, without limitation, by proffering their willingness to accept an order embodying any arrangement required to be made by the Offeror, Brady or BUSA pursuant to the Merger Agreement (and notwithstanding anything in this subsection (b) to the contrary, no terms, conditions or provisions of an order embodying such an arrangement shall constitute a basis for the Offeror asserting nonfulfillment of the conditions contained in this subsection (b)); or

          (c) the Merger Agreement shall have been terminated in accordance with its terms; or

          (d) the Company shall have breached or failed to perform any of its covenants or agreements which breach or failure to perform is material to the obligations of the Company under the Merger Agreement taken as a whole, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not have been true in any respect which is material to the Company and its subsidiaries taken as a whole, in each case, when made, or a material adverse change has occurred in the financial condition or results of operations of the Company and its subsidiaries taken as a whole, provided that the aggregate effect under this condition shall be in excess of $500,000; or

          (e) the Board of Directors of the Company shall have publicly withdrawn or modified in any material respect adverse to the Offeror its recommendation of the Offer; provided, however, the Offeror shall have no right to terminate the Brady Offer or not accept for payment or pay for any Shares of Common Stock if the Company withdraws or modifies its recommendation of the Brady Offer and the Merger, by reason of taking and disclosing to the Company's shareholders a position contemplated by Rule 14e-2(a)(2) or (3) promulgated under the Exchange Act with respect to another proposal, and if within ten days of taking and disclosing to its shareholders the aforementioned position, the Company publicly reconfirms its recommendation of the Brady Offer and Merger and takes and discloses to the Company's shareholders a recommendation to reject such other proposal as contemplated by Rule 14e-2(a)(1) promulgated under the Exchange Act; or

          (f) the Offeror and the Company shall have agreed that the Offeror shall terminate the Offer.

     The foregoing conditions may be waived by Brady, in whole or in part, at any time and from time to time, in the sole discretion of Brady. The failure by Brady, BUSA, or the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

     Should the Brady Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering shareholders.

     Other Agreements.

     Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors, executive officers or affiliates are described at pages 9 and 10 of the Company's Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 thereunder dated February 28, 1996 (the "14f-1 Information Statement"). The Company's Employee Stock Purchase Plan and 1994 Incentive Stock Option Plan are also described on pages 5 and 6 of the 14f-1 Information Statement. A copy of the 14f-1 Information Statement is attached hereto as Exhibit (a)3, and is incorporated herein by reference.

     In December, 1995, the Company entered into severance pay agreements with 17 of its executive officers and employees ("Severance Pay Agreements"). These Severance Pay Agreements provide for certain benefits in the event of a Change of Control (as hereinafter defined) of the Company. If, during the 24-month period after a Change of Control, the employee's employment terminates under certain conditions as specified in the Severance Pay Agreements, the employee becomes entitled to certain lump-sum (or, at the employee's election, monthly) payments. Such payments will be equal to 1.5 times (or, in the case of nine employees, one times), the employee's Annual Base Salary, as defined in the Agreement. If the employee's termination is voluntary and within 30 days after a Change in Control occurring before June 30, 1996, then the employees otherwise entitled to payments equal to 1.5 times Annual Base Salary will receive payments equal to one times Annual Base Salary instead. Finally, employees otherwise entitled to one times Annual Base Salary will receive .75 times Annual Base Salary if their termination is "Constructive", as defined in the Severance Pay Agreements. The Severance Pay Agreements contain a clause which provides that the Company is not required to make any payments which constitute nondeductible "excess parachute payments" as defined in the Internal Revenue Code.

     The Board of Directors has determined that consummation of the Brady Offer will constitute a "Change of Control" for purposes of the Severance Pay Agreements.

     The Severance Pay Agreements provide that, in consideration for the severance pay provided, the covered employee agrees, during the term of the Agreement and for a period thereafter equal to the period for which the employee receives severance pay pursuant to the Severance Pay Agreement, the employee will not compete with the Company or the surviving or acquiring corporation after a Change of Control, or solicit the Company's or the surviving or acquiring corporation's employees for employment.

     Except as set forth above, to the best knowledge of the Company, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, and (i) the Company, its executive officers, directors or affiliates or (ii) the Offeror, BUSA or Brady or their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Background of the Offer.

     On July 6, 1995, in the course of a meeting between Scott F. Drill, the Company's Chairman of the Board, President and Chief Executive Officer, and Katherine M. Hudson, Brady's President and Chief Executive Officer, the two discussed potential synergies that would result from Brady and the Company combining their operations. Brady is the largest customer of the Company. On December 11, 1995, Katherine M. Hudson and Brady's Vice President Donald P. DeLuca met with Scott F. Drill and the Company's Vice President of Finance Norbert F. Nicpon and the Company's Vice President of Corporate Development, Deborah L. Moore and discussed synergies from a combination of the respective companies. No understandings or agreements were reached during these discussions.

     On December 22, 1995, Ms. Hudson wrote to Mr. Drill requesting the opportunity to meet with the Company's Board of Directors during the first week of January 1996 to discuss a potential business combination of Brady and the Company. Although this letter did not extend an offer to the Company, it expressed the opinion that a price of $13.50 per Company share would be fair to the Company's shareholders. By letter of December 27, 1995, Mr. Drill advised Ms. Hudson that her letter would be brought to the attention of Company's board of directors after January 3, 1996 and that a response would be forthcoming during the week of January 8, 1996.

     On January 5, 1996, BUSA commenced an arbitration action against the Company challenging the Company's November 1995 notice of termination of the Company's distributor agreement with BUSA. BUSA sought both equitable and monetary relief. BUSA also requested interim injunctive relief in federal court. On January 30, 1996, the Company commenced separate litigation against Brady in federal court alleging, among other things, violations of federal anti-trust law, tortious interference, deceptive trade practices, and business defamation.

     On January 12, 1996, the Company informed Brady that it had retained the investment banking firm of Brown, Gibbons, Lang & Company, L.P. ("Brown, Gibbons") to explore methods of maximizing the Company's long and short term value. Discussions occurred between representatives of the Company and Brady during January 1996. On January 29, 1996, Brady addressed a letter to the Company's Board of Directors again requesting an opportunity to discuss a potential business combination at an increased price of $14.00 per share. Brady also issued a January 29, 1996 press release announcing its request for an opportunity to discuss potential business combination with the Company. Pursuant to a January 30, 1996 letter from the Company, representatives of the Company and Brady met on February 7, 1996, and discussed potential advantages of a business combination.

     On February 9, 1996, Brady delivered a letter to the Company's Board of Directors by which it offered to purchase the Company for $16.00 per share, subject to certain conditions.

     On February 12, 1996, the Company's Board of Directors met to consider Brady's proposal to acquire all of the Company's outstanding common shares for a price of $16.00. For the reasons discussed below, the

Board of Directors determined the $16.00 price to be fair, and responded to Brady on February 13, 1995, by letter from Mr. Drill to Ms. Hudson, that Brady should make a definitive proposal for the Board of Directors to consider. The Board also appointed a special committee of all of the outside directors to review the Brady Offer (the "Special Committee"). On February 26, 1996 the Special Committee reviewed the Merger Agreement and drafts of the proposed tender offer documents presented by Brady in response to Mr. Drill's February 13th letter, and approved the Offer, and the Merger Agreement subject to successful completion of the Offer.

     At both the February 12th and February 26th meetings, the Special Committee received presentations from the Company's management and its legal and financial advisors concerning the legal and financial terms of the Offer, including the conditions thereof, and the Board's fiduciary obligations to the Company's shareholders. At the February 12th meeting the Board of Directors received an oral opinion from Brown, Gibbons that the $16.00 per share net cash price for all of the Corporation's outstanding common stock was fair, from a financial point of view, to the shareholders of the Company.

     At its meeting on February 26, 1996, the Special Committee of the Board of Directors received an offer from a group led by Mr. Scott F. Drill, the Company's President and Chief Executive Officer, which included all of the other executive officers of the Company, to make an all cash tender offer for all of the Company's outstanding common stock at a net cash price to shareholders of $17.50 per share (the "Management Group Offer"). The Management Group Offer was open for acceptance by the Company until 5:00 o'clock on the following day, February 27, 1996, at which time the Company was required to reject the offer or accept it and sign a proposed Letter of Intent. The Letter of Intent provided, among other things:

          1. The Company would not negotiate with, participate in any discussions with, furnish any information to, or otherwise cooperate in any way with any other person or entity seeking to acquire the Company or enter into any transaction;

          2. The Company and the Management Group would work toward completion of a definitive merger agreement by March 10, 1996. If such an agreement was not entered into by that date, the Letter of Intent, and the Management Group Offer, would terminate. Further, if an offer at a price in excess of $17.50 per share were received during that time, and the merger agreement was not entered into by that date, the Company would become liable to pay to the Management Group $1,500,000 on March 11, 1996. Finally, it was proposed that the definitive merger agreement would contain a provision allowing the Company to terminate it upon receipt of a bona fide offer from any third party to enter into a transaction, upon the payment of a $1,500,000 termination fee plus reimbursement of the Management Group's out-of-pocket expenses, without limit.

          3. The offer, and consummation of any definitive merger agreement, was subject to, and conditioned upon, receipt of financing by the Management Group. It was represented that approximately $18,000,000 of the necessary financing would be in the form of equity investment, $15,000,000 in the form of senior debt financing, and $9,000,000 in the form of subordinated debt financing, resulting in the estimated $42,000,000 necessary to purchase all of the Company's outstanding common stock, retire all options and pay expenses.

     The Board met with Mr. Drill and the Management Group's legal and financial advisors, and held extensive discussions regarding the proposed structure, and the status and prospects of obtaining the necessary financing.

     Following the Management Group's presentation of its offer, Ms. Hudson, Mr. Gary Nie, a director of Brady, and Brady's legal counsel met with the Special Committee to reiterate its continued interest in acquiring the Company pursuant to its existing proposal for $16.00 per share. After reviewing the two proposals, representatives of the Special Committee met again later that day with Ms. Hudson, Mr. Nie, and their legal and financial advisors, and conducted further negotiations regarding Brady's Offer in light of the Management Group's Offer. As a result of these discussions, Brady raised its offering price to $17.50, and agreed to other changes in Brady's proposed Merger Agreement, subject to certain conditions and subject to approval by its board of directors. Based upon its review of these changes, as compared to the Management

Group's Offer, the Special Committee later that day met and determined that the Brady Offer was in the best interest of shareholders and should be accepted (subject to completion of satisfactory documentation), and that the Management Group's Offer should be rejected.

     At the February 26th meeting, representatives of Brown, Gibbons expressed the view that the $17.50 price offered was fair, from a financial point of view, to the shareholders of the Company, and this opinion was confirmed in writing by letter dated February 27th. At the February 26th meeting, the Special Committee also considered several other factors as favoring the Brady Offer over the Management Group Offer including, but not limited to, the following:

          1. The fact that the Brady Offer was an all cash tender offer, not subject to a financing contingency, which could be consummated relatively quickly, where as the Management Group Offer contained a financing contingency and could not be begun until at least March 11, 1996;

          2. The Special Committee's view that the Management Group was in the early stages of financing negotiations, and that the risk of nonconsummation due to failure of the Management Group to obtain sufficient financing in a timely fashion was high;

          3. The fact that the Management Group Offer contained a "break-up fee" which the Company would be obligated to pay if : (a) it did not reach a definitive agreement with the Management Group and it had received (but not necessarily accepted) another offer for at least $17.50 per share; or (b) it terminated the agreement with the Management Group at any time after it was executed, regardless of whether or not an acquisition or other transaction was entered into with a third party, whereas the "topping fee" provided for in the Merger Agreement with Brady became payable only if a significant percentage of the shares of the Company were acquired by a third party;

          4. The fact that the Management Group Offer would prevent the Company from carrying on any further discussions with Brady, or any third party, until March 10, 1996, and the Special Committee's concern that this could prevent the Board from maximizing shareholder value, and that the necessary delay could result in Brady's withdrawal of its Offer;

          5. The opinion of Brown, Gibbons that the consideration to be received pursuant to the Brady Offer was fair, from a financial point of view, to the shareholders of the Company, and that the Brady Offer was superior to the Management Group Offer due to, among other things, timing and the lack of any financing contingency.

     Based upon these presentations and factors, and upon its review of the terms of the Brady Offer and of the Company's financial position and business, the Board of Directors determined that approval of the Brady Offer was in the best interests of the Company and its shareholders. The Board therefore approved the Brady Offer and the Merger Agreement. The Special Committee of the disinterested directors of the Board also approved the acquisition of Shares pursuant to the Brady Offer under MCA Section 302A.671, with the effect that no special meeting of the shareholders of the Company will be required under that section to approve the acquisition of Shares pursuant to the Offer. On February 27, 1996, Brady and the Company jointly announced, among other things, that they had entered into the Merger Agreement and that the Offer would commence within three business days.

     ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE BRADY OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     At the February 26th meeting, and in accordance with the terms of the Merger Agreement, the Board also adopted resolutions (i) terminating the Company's Restated Incentive Stock Option Plan, the 1994 Incentive Stock Option Plan, the Employee Stock Purchase Plan and the Nonqualified Stock Option Plan, and a Nonqualified Stock Option Plan and Agreement between the Company and Timothy P. Fitzgerald, Vice President of Operations, effective upon consummation of the Merger; (ii) providing that, on the date that Shares are purchased pursuant to the Offer, all of the options outstanding under those plans and agreements shall become 100% vested; and (iii) that the Company will pay to each holder of an option, in cash and less applicable tax withholding, an amount equal to the product of (a) the total number of shares subject to any option; and (b) the excess of the amount paid in the Brady Offer over the per share exercise price of the option.

     A copy of Brown, Gibbon's opinion is filed as Exhibit (a)2 hereto, and is incorporated herein by reference. The opinion should be read in its entirety.

     A copy of a joint press release of Brady and the Company relating thereto is filed as Exhibit (a)4 hereto, and is incorporated herein by reference.

     A copy of a letter communicating the recommendations of the Board of Directors of the Company is attached to the front of this Statement, and is incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Brown, Gibbons, Lang & Company, L.P. ("Brown, Gibbons") to act as its financial advisors. The Company has paid a fee of $50,000 to Brown, Gibbons for advice to the Company with respect to responding to the Offer. The Company has also agreed to pay to Brown, Gibbons a "Transaction Fee" equal to a percentage of the Transaction Value as follows:

        5% of the first $1,000,000, plus
        4% of the second $1,000,000, plus
        3% of the third $1,000,000, plus
        2% of the fourth $1,000,000, plus
        1% of the amount in excess of $4,000,000 up to $40,000,000, plus 2.5% of the amount in excess of $40,000,000.

This amount is payable in cash promptly upon consummation of a Transaction, as defined in the Agreement. Consummation of the Brady Offer and the Merger will constitute a "Transaction". The "Transaction Value" is defined in the Agreement to mean the total proceeds and other consideration paid or received in connection with a Transaction. The Company has also agreed to reimburse Brown Gibbons for its expenses (including fees and expenses of counsel) and to indemnify it against certain liabilities, including liabilities and expenses which may arise under the federal securities laws. A copy of the Engagement Letter between the Company and Brown, Gibbons dated January 5, 1996 is attached as Exhibit (c)3, and is incorporated herein by reference.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders in connection with the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries presently has determined whether to tender into the Brady Offer any Shares which are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as indicated above in connection with the Brady Offer and the Management Group Offer, no negotiation is under way or is being undertaken by the Company in response to the Brady Offer which relates to or would result in
(1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as otherwise set forth in response to Items 3 and 4 above, there is no transaction, Board resolution, agreement in principle or signed contract in response to the Offer.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The parties have agreed to a stay of the arbitration and litigation between them described in Item 4 above until the Brady Offer and Merger has been consummated or the Merger Agreement has terminated.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)1    Letter to stockholders dated February 28, 1996.*
Exhibit (a)2    Written opinion of Brown, Gibbons dated February 27, 1996.*
Exhibit (a)3    Information Statement Pursuant to Section 14(f) of the Securities and Exchange
                Act of 1934 dated February 28, 1996.*
Exhibit (a)4    Text of a joint press release dated February 27, 1996 issued by the Company and Brady.
Exhibit (c)1    Plan and Agreement of Merger Among W.H. Brady Co., Brady USA, Inc., VSI
                Acquisition Co. and Varitronic Systems, Inc. dated as of February 27, 1996.
Exhibit (c)2    Forms of Severance Pay Agreement.
Exhibit (c)3    Letter of Engagement between the Company and Brown, Gibbons dated January 5,
                1996.

-------------------------

* Included with the Schedule 14D-9 sent to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 1996.

                                                  /s/ Reid V. MacDonald

                                          --------------------------------------
                                                       (Signature)

                                               Reid V. MacDonald, Director

                                          --------------------------------------
                                                     (Name and Title)

                                 EXHIBIT INDEX

EXHIBIT                                                                                  PAGE NO.
-------                                                                                  --------
  (a)1     Letter to stockholders dated February 28, 1996.*
  (a)2     Written opinion of Brown, Gibbons dated February 27, 1996.*
  (a)3     Information Statement Pursuant to Section 14(f) of the Securities and
           Exchange Act of 1934 dated February 28, 1996.*
  (a)4     Text of a joint press release dated February 27, 1996 issued by the Company and Brady.
  (c)1     Plan and Agreement of Merger Among W.H. Brady Co., Brady USA, Inc., VSI
           Acquisition Co. and Varitronic Systems, Inc. dated as of February 27, 1996.
  (c)2     Forms of Severance Pay Agreement.
  (c)3     Letter of Engagement between the Company and Brown, Gibbons dated January
           5, 1996.

-------------------------
* Included with the Schedule 14D-9 sent to shareholders.